P&O
Established 1837

Company Secretariat
The Peninsular and Oriental
Steam Navigation Company
16 Palace Street
London SW1E 5JQ

+44 (0)20 7901 4000
+44 (0)20 7901 4013
www.pogroup.com

Head Office 16 Palace Street,
London SW1E 5JQ England

Incorporated by Royal Charter
with limited liability
Company Number Z73

7 March 2006

Securities & Exchange Commission
Division of Corporate Finance
Room 3094 (3-6)
450 Fifth Street
Washington
D.C. 20549
USA

82-2083

Dear Sirs

Recommend acquisition of
The Peninsular and Oriental Steam Navigation Company ("P&O")
by Thunder FZE, a wholly owned subsidiary of
Ports, Customs and Free Zone Corporation, Dubai ("DP World"

I enclose a copy of a news release sent to the London Stock Exchange in accordance with our 12g3-2(h) exemption from the Securities Exchange Act of 1934 in connection with our ADR program.

Yours faithfully

Liz Eddington
Company Secretariat

enc

P&O

News Release

Not for release, publication or distribution, in whole or in part,
in or into Japan

6 March 2006

Recommended acquisition of
The Peninsular and Oriental Steam Navigation Company ("P&O")
by Thunder FZE, a wholly owned subsidiary of
Ports, Customs and Free Zone Corporation, Dubai ("DP World")

The Court of Appeal today heard and rejected Eller's application for permission to appeal against the Court's decision to sanction the Deferred Scheme under which DP World will acquire all of P&O's issued and to be issued Deferred Stock. As a result, P&O will today file the Court Orders, at which point the Deferred Scheme and Concessionary Scheme will become binding on DP World and on all Stockholders in accordance with their terms.

The timetable for the remainder of the steps is expected to be as follows:

Wednesday, 8 March	Effective Date of Schemes and Preferred Stock Cancellation
Thursday, 9 March	Delisting of P&O Stock from the Official List in London, the Tokyo Stock Exchange and Australian Stock Exchange
Thursday, 16 March	Expected date for despatch of consideration

Enquiries:

Brunswick Group (Public Relations adviser to P&O)
Sophie Fitton
Tel: +44 (0)20 7404 5959

Notes:

1) Definitions used in the Scheme Document dated 20 December 2005 and the revised circular dated 1 February 2006 also apply to this announcement.

Citigroup Global Markets Limited is acting as financial adviser and corporate broker to P&O and no one else in connection with the matters contained in this announcement and will not be responsible to any other person for providing the protections afforded to clients of Citigroup Global Markets Limited or for providing advice in relation to the matters referred to in this announcement.

N M Rothschild & Sons Limited is acting as financial adviser to P&O and no one else in connection with the matters referred to in this announcement and will not be responsible to any other person for providing the protections afforded to clients of N M Rothschild & Sons Limited or for providing advice in relation to the matters referred to in this announcement.

Morgan Stanley & Co. Limited is acting as corporate broker to P&O and no one else in connection with the matters referred to in this announcement and will not be responsible to any other person for providing the protections afforded to clients of Morgan Stanley & Co. Limited or for providing advice in relation to the matters referred to in this announcement.

The Loan Notes to be issued pursuant to the Loan Note Alternative have not been, and will not be, registered under the Securities Act or under any relevant securities laws of any states or other jurisdiction of the United States, nor have the relevant clearances been, nor will they be, nor have any steps been taken, nor will any steps be taken, to enable the Loan Notes to be offered in compliance with applicable securities law of Japan. Accordingly, unless an exception under the Securities Act or such securities laws is available, the Loan Note Alternative is not being made available in, and the Loan Notes may not be offered, sold, resold or delivered, directly or indirectly, in, into or from, the United States or Japan, or any other jurisdiction in which an offer of Loan Notes would constitute a violation of relevant laws or require registration thereof. The Loan Notes will not be made available or to or for the account or benefit of any US Person or resident of Japan.

The distribution of this announcement in jurisdictions other than the United Kingdom may be restricted by law and therefore persons into whose possession this announcement comes should inform themselves about, and observe, such restrictions. Any failure to comply with the restrictions may constitute a violation of the securities laws of any such jurisdiction. This announcement does not constitute an offer or an invitation to purchase or subscribe for any securities or a solicitation of an offer to buy any securities pursuant to the announcement or otherwise in any jurisdiction in which such offer or solicitation is unlawful.

(ends)